U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                         [X] Form 10-Q and Form 10-QSB

    [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form N-SAR

     For Period Ended: June 30, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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          Nothing in this Form shall be construed to imply that the
          Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant      Magicworks Entertainment Incorporated
     (Former Name if Applicable)

         Shadow Wood Corporation
     Address of Principal Executive Office (Street and Number)
          930 Washington Avenue

     City, State and Zip Code
          Miami Beach, Florida 33139

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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]         (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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     On July 30, 1996, the registrant consummated a merger with Magicworks
Entertainment Incorporated, a privately held Florida corporation, in which the registrant was the surviving corporation, and which, among other things, resulted in a change of control of the registrant and a change in its management. As a result of the merger and the concommitant change in management, the registrant is unable to file its Form 10-Q for the quarter ended June 30, 1996 within the prescribed time period because new management requires additional time to complete the financial statements required to be included in such filing.





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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

              Steven Chaby                            (305) 532-1566
         -----------------------                    ------------------
                 (Name)                             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                     MAGICWORKS ENTERTAINMENT INCORPORATED
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 1996                  By: /s/ Steven Chaby
      ----------------                 -----------------------------------------
                                               Chief Financial Officer